

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 27, 2012

Via E-mail
Corinda Joanne Melton
Chief Executive Officer
One World Holdings, Inc.
418 Bridge Crest Boulevard
Houston, TX 77082

> **Re:** **One World Holdings, Inc.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed February 13, 2012**
> **File No. 333-177992**

Dear Ms. Melton:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment one in our letter dated December 7, 2011. Since *at the time of* the share exchange transaction you were a shell company and 6,986,665 shares of common stock covered by the resale registration statement were issued in the exchange transaction, the selling shareholders of such shares must be identified as "underwriters" in the prospectus and any sales by these selling shareholders must be done at a fixed price for the duration of the offering. With respect to the shares of common stock underlying the convertible debentures, please revise your prospectus disclosures where required to state that they will be sold at a fixed price until a market for your securities develops. For additional guidance, please refer to Question 137.01 of the Securities Act Rules Compliance and Disclosure Interpretations found in the Commission's website.

2. Please update your financial statements pursuant to the requirements of Rule 8-08 of Regulation S-X. Please update your MD&A and wherever else you discuss your results of operations, financial condition and liquidity accordingly.

Calculation of Registration Fee

3. The filing fee appears to be based upon a bona fide estimate of the maximum offering price covered by Rule 457(a) under the Securities Act. Please revise footnote (1) accordingly.

Prospectus Cover Page

4.	With respect to the shares offered for resale by the selling shareholders, please revise the first paragraph to identify the number of shares of common stock which are currently outstanding and the number of shares of common stock issuable upon conversion of the convertible debentures.

5.	We note your response to comment five in our letter dated December 7, 2011. Please note that when securities are offered for cash, disclosure must indicate the net proceeds to the selling shareholders based on the bona fide estimate of the maximum offering price. Please revise your disclosure accordingly.

Prospectus Summary, page 5

6.	We note your response to comment nine in our letter dated December 7, 2011. Briefly describe here and in the Selling Stockholders section the material terms of the 14% debenture issued to Michael and Jacquelyn Emmers in August 2011.

Description of Business, page 13

Corporate History and Background, page 13

Our Market Opportunity, page 15

7.	We note that your revised disclosure includes hyperlinks to third party websites. Please be advised that when you embed a hyperlink to a website within a document filed pursuant to the federal securities laws, you are deemed to be adopting the hyperlinked information. Please consider removing all references to external websites. For further guidance regarding the use of hyperlinks in your prospectus, please see our Use of Electronic Media, Interpretive Release No. 33–7856, dated April 28, 2000.

Target Market, page 17

8.	Please tell us whether you are currently engaged in discussions, plans, and/or negotiations related to the private offering to accredited investors discussed at the end of your disclosure.

Marketing Strategies, page 18

9.	In the third bullet point of your disclosure you state that "there is a huge, disaggregated market of toy consumers looking to buy multi-cultural dolls…" Please qualify this disclosure as your management's beliefs or otherwise disclose the basis for your statement.

Production and Manufacturing, page 20

10.   You have revised the first paragraph of your disclosure to state that you "began
        pre-sales of [y]our two collector dolls in the spring of 2011…" Given your lack of
        revenue and absence of any accounts receivable, with a view towards disclosure,
        please explain to us the nature of such pre-sale activity and its results.

11.   We note your revised disclosure in response to comment 22 in our letter dated
        December 7, 2011. Disclosure of Early Light's engineering estimates of your
        molds' yield capacity and its warranting of your molds for a minimum 400,000
        units appears to constitute expertised disclosure. To the extent that such
        disclosure is attributed to Early Light, please tell us what consideration you have
        given to naming Early Light as an expert and filing its consent as an exhibit under
        Rule 436 of Regulation C.

12.   Please expand your disclosure by providing an objective measure for your
        statement that Early Light has a "proven record in meeting its contracted
        obligations."

Security Ownership of Certain Beneficial Owners and Management, page 26

13.   We note your response and revised disclosure in response to comment 28 in our
        letter dated December 7, 2011. We note that your analysis does not explain how
        the facts and circumstances considered fit within the requirements of Rule 13d-3
        in arriving at your determination that Mr. Daniel does not have beneficial
        ownership of the shares held by his wife. The disclosure in footnote (2) stating
        that "it is not deemed [Mr. Daniel] does not have beneficial ownership" of his
        wife's shares is ambiguous. Please advise or revise your disclosure to reflect
        compliance with the rule's reporting requirement.

Management's Discussion and Analysis, page 28

Liquidity and Capital Resources, page 32

14.   We have read your revision on page 33 in response to comment 33 in our letter
        dated December 7, 2011. We note your statement that you currently depend
        primarily on in-kind arrangements and out-of-pocket cash for your month-to-
        month capital needs and that after a market for your common stock develops, you
        plan to raise funds through a private offering of your common stock to accredited
        investors.   Please address the following in your revised filing:
        • Describe the nature of "in-kind" arrangements and quantify how much you
          have sourced from these arrangements to date. We note this item does not
          appear to be included in the table on the top of page 33.
        • We assume your "out-of-pocket cash" is your cash and cash equivalents

balance. If so, please describe the extent to which you would rely on such cash, given the balance at the latest balance sheet presented. If not, please explain.

- Discuss when you believe a market for your common stock will develop, discuss uncertainties, and describe the extent to which you would rely on funds raised through private offerings given your current sources of cash.

- Include within this section a statement consistent with that on page 17 that you currently do not have the financing to implement your strategies.

15.   You state twice on page 35 that "We do yet have a committed source of funding" to finance an additional $50,000 for molds and tooling, as well as for the second or third phases described herein. Please revise your filing to state, if true, that you do not yet have such committed sources of funding.

September 30, 2011 Financial Statements

(2) Summary of Significant Accounting Policies, page F-7

16.   Please include within the footnote on page F-8 the additional disclosure you have made related to the nature of your molds as found on page 20.

(5) Notes Payable, page F-11

17.   We note your disclosure that you are currently in default on a $20,000 note and are subject to legal costs of up to $10,600, should the note holder elect to pursue collection. Please revise to disclose whether this amount has been accrued. If it hasn't, please tell us your consideration of ASC 450-20-25-1 through 25-3 in determining whether it is probable that a liability, i.e., the legal costs, has been incurred at the balance sheet date, and therefore, whether a loss contingency shall be recorded.

Legal Opinion

18.   Please revise to state the law upon which the opinion is based.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
         Robert D. Axelrod, Esq.
         Axelrod, Smith & Kirshbaum, P.C.